[            ], 2012

Mr. Mark E. Swanson

Treasurer

Russell Investment Company

1301 Second Avenue, 18th Floor

Seattle, WA 98101

Re:	Russell Investment Company Russell Multi-Strategy-Alternative Fund (the “Fund”)

Dear Mr. Swanson:

Russell Cayman Multi Strategy-Alternative Fund Ltd., a wholly-owned subsidiary of the Fund (the “Subsidiary”), pays Russell Investment Management Company (“RIMCo”) an advisory fee and pays Russell Fund Services Company (“RFSC”) an administrative fee at the annual rates of 1.50% and 0.05%, respectively, of its net assets (collectively, the “Subsidiary Fees”).

RIMCo and RFSC each agree to permanently waive all or a portion of the advisory fees and the administrative fees paid by the Fund to RIMCo and RFSC, respectively, in an amount equal to the amount of the Subsidiary Fees received by RIMCo and RFSC, if any. This waiver may not be terminated by RIMCo or RFSC and shall remain in effect as long as their advisory and administrative agreements with the Subsidiary are in place.

In no event will RIMCo or RFSC be required to waive fees or reimburse the Fund for any amount in excess of accrued aggregate advisory and administrative fees attributable to any day.

If this arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

RUSSELL INVESTMENT MANAGEMENT COMPANY

By:
Peter Gunning
President

RUSSELL FUND SERVICES COMPANY

By:
Sandra Cavanaugh
President

Accepted and Agreed:

RUSSELL INVESTMENT COMPANY

By:
Mark E. Swanson
Treasurer